HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO  80203
William T. Hart, P.C.	________	harttrinen@aol.com
Will Hart	(303) 839-0061	Fax: (303) 839-5414

August 22, 2016

James Lopez
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Golden Eagle International, Inc.
Preliminary Proxy Statement
File No. 001-11889

This office represents Golden Eagle International, Inc. (the "Company").  Amendment No. 1 to the Company's Preliminary Proxy Statement has been filed with the Commission.  This letter provides the Company's responses to the comments received from the staff by letter dated December 21, 2015.

1.
The proposal to conduct a sale of substantially all of the Company's assets have been removed.  With respect to the proposal to modify the terms of the Series B preferred stock, we do not believe financial statements are necessary since:

●	the Series B shares are owned by only four persons; and
●	shareholders owning a majority of the Company's outstanding shares of common stock and Series B preferred stock intend to vote in favor of this proposal.

2.	The "no fee required" box has been checked. No fee is required pursuant to SEC Rule 14a-6(i)(2).

3.	The Company is preparing its missing 10-K's and intends to file those reports shortly.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

By	/s/ William T. Hart

William T. Hart

WTH:ls